Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor BanCorp Wisconsin Inc.

Commission File No.: 001-34955

NASDAQ: ONB
oldnational.com

FOR IMMEDIATE RELEASE
February 1, 2016	Contacts:
Media:
Kathy A. Schoettlin – (812) 465-7269
Executive Vice President – Communications
Financial Community:
Lynell J. Walton – (812) 464-1366
Senior Vice President – Investor Relations

Old National Bancorp’s 2015 Net Income of $116.7 million is 12.6% over last year; Fourth Quarter caps successful year

4TH VS. 3RD QUARTER 2015 HIGHLIGHTS:

•	Earnings of $32.0 million, or $.27 per common share

•	Organic loan growth of $102.0 million, or 6.0% annualized, excluding covered loans

•	5.3% decline in operational noninterest expenses[1]

•	Tangible book value[1] increase of 2.3%

2015 HIGHLIGHTS:

•	Earnings of $116.7 million represent a 12.6% increase over 2014 ($103.7 million)

•	Organic loan growth of $324.1 million or 5.1%, excluding covered, acquired & sold loans

•	Loan production of $2.8 billion is 39.2% over 2014 production

•	Credit quality remains strong

•	Transformation strategy reflects successful partnership integrations

[1]	Non-GAAP measures – refer to Tables 1 and 9 for Non-GAAP reconciliations

Evansville, Ind. (February 1, 2016) – Today Old National Bancorp (the “Company” or “Old National”) (NASDAQ: ONB) reported 4th quarter 2015 net income of $32.0 million, or $.27 per share. These reported quarterly results compare to net income of $37.7 million in the 3rd quarter of 2015 and $29.3 million recorded in the 4th quarter of 2014.

Included in 4th quarter 2015 results were $11.1 million in pre-tax gains related primarily to the repurchase of 14 banking properties. Also included in the current quarter were $2.4 million in pre-tax charges related to continued efficiency initiatives as well as a $4.8 million pre-tax charge for a litigation settlement. Excluding the impact of these items, Old National would have reported net income of $29.4 million, or $.25 per share. Refer to Table 2 for Non-GAAP reconciliation.

For the twelve months ended December 31, 2015, net income was $116.7 million, or $1.00 per share. This net income represents an increase of 12.6% to full-year 2014 net income of $103.7 million, or $.95 per share.

Old National Bancorp President & CEO Bob Jones stated, “Our strong 4th quarter performance provides a fitting ending to 2015 – a year focused on execution. Our continued loan growth, lower expenses and excellent credit quality metrics, combined with our latest partnership and entry into the state of Wisconsin, should position us for continued success in 2016.”

Committed to our Strategic Imperatives and 2015 Initiatives

Old National’s continued steady performance and strong credit and capital positions can be attributed to the Company’s unwavering commitment to the three strategic imperatives that have guided Old National for 10 years:

1. Strengthen the risk profile; 2. Enhance management discipline; and 3. Achieve consistent quality earnings.

Guided by these three strategic imperatives, Old National’s primary initiatives for 2015 were: 1. Continue to grow organic revenue; 2. Improve operating leverage; and 3. Prudent use of capital, all while maintaining a strong credit culture.

Grow Organic Revenue

Balance Sheet and Net Interest Margin

Total period-end loans, including loans held for sale, increased $95.5 million to $6.962 billion from $6.867 billion at September 30, 2015. Excluding the change in covered loans, Old National had organic loan growth of $102.0 million, or 6.0% annualized, in the 4th quarter. The Louisville, Kentucky market, including the Company’s new Lexington office, and the Indianapolis and Vincennes, Indiana markets were the best producing regions, increasing $21.1 million, $20.2 million and $14.5 million, respectively, over September 30, 2015, loan balances.

At December 31, 2015, total core deposits, including demand and interest-bearing deposits, decreased $259.0 million to $8.302 billion, compared to the $8.561 billion at September 30, 2015.

Net interest income in the 4th quarter of 2015 totaled $85.9 million compared to $97.1 million in the 3rd quarter of 2015, and $90.0 million in the 4th quarter of 2014. Net interest income on a fully taxable equivalent basis was $91.1 million for the 4th quarter of 2015 and represented a net interest margin on total average earning assets of 3.50%. These results compare to net interest income on a fully taxable equivalent basis of $102.1 million and a margin of 3.94% in the 3rd quarter of 2015. In the 4th quarter of 2014, Old National reported net interest income on a fully taxable equivalent basis of $94.4 million and a margin of 3.83%. Refer to Table 6 for Non-GAAP taxable equivalent reconciliations.

As part of net interest income, Old National recorded $12.3 million, or a 48 basis point contribution to net interest margin, in accretion income in the 4th quarter of 2015 related to purchase accounting discounts from various acquisitions. Total accretion income in the 3rd quarter of 2015 and the 4th quarter of 2014 reported by Old National was $20.6 million, or an 80 basis point net interest margin contribution, and $16.6 million, or a 68 basis point net interest margin contribution, respectively. Excluding accretion income, the core net interest margin was 3.02%, 3.14% and 3.15%, for the 4th quarter of 2015, the 3rd quarter of 2015 and the 4th quarter of 2014, respectively.

Fees, Service Charges and Other Revenue

Total fees, service charges and other revenue represent an important component of Old National’s revenue stream and amounted to $58.9 million for the 4th quarter of 2015. This compares to $58.8 million in the 3rd quarter of 2015 and $45.6 million in the 4th quarter of 2014. Included in the 4th quarter of 2015 is a $10.8 million gain relating to the repurchase of 14 banking properties. Impacting the 3rd quarter of 2015 was a $15.4 million net gain relating to branch sales as well as a $6.6 million unfavorable change in the indemnification asset relating to the 2011 FDIC-assisted acquisition of Integra Bank. Impacting year-over-year comparisons is the Durbin Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This Amendment became effective for Old National beginning July 1, 2015, resulting in a decline in interchange income of $2.7 million in both the 3rd and 4th quarters of 2015 as compared to the 4th quarter of 2014.

Improve Operating Leverage

Old National reported total noninterest expenses of $102.5 million in the 4th quarter of 2015 compared to $102.6 million in the 3rd quarter of 2015 and $100.1 million recorded in the 4th quarter of 2014. Included in the 4th quarter of 2015 are $2.4 million in pre-tax charges related to various efficiency initiatives (including branch consolidations and divestitures and severance) as well as a $4.8 million pre-tax charge for the estimated full cost of the anticipated settlement of the previously disclosed overdraft class action litigation. This compares to pre-tax charges of $2.0 million relating to branch sales and consolidations and integration charges in the 3rd quarter of 2015 and $3.1 million relating to integration activity in the 4th quarter of 2014. Also impacting year-over-year comparisons are the operational costs associated with the United Bancorp, Inc., LSB Financial Corp., and Founders Financial Corporation acquisitions, which closed in July and November of 2014, and January of 2015, respectively, adding 27 branches to the Old National franchise. As of December 31, 2015, Old National has 160 branches throughout its franchise.

Prudent Use of Capital

Old National’s capital position remained well above regulatory guideline minimums at December 31, 2015, with regulatory tier 1 and total risk-based capital ratios of 12.6% and 13.3%, respectively, compared to 12.5% and 13.2% at September 30, 2015, and 12.9% and 13.6% at December 30, 2014. Old National repurchased 306 thousand shares of stock in the open market during the 4th quarter of 2015.

The following table presents Old National’s risk-based and leverage ratios compared to industry requirements:

	Fully Phased-In Regulatory Guidelines Minimum	Consolidated ONB at December 31, 2015
Tier 1 Risk-Based Capital Ratio	>8.5%	12.6%
Total Risk-Based Capital Ratio	>10.5%	13.3%
Common Equity Tier 1 Capital Ratio	>7.0%	12.1%
Tier 1 Leverage Capital Ratio	>4.0%	8.5%

Old National’s ratio of tangible common equity to tangible assets was 7.66% at December 31, 2015, compared to 7.56% at September 30, 2015, and 8.09% at December 31, 2014. Refer to Table 9 for Non-GAAP reconciliations.

Maintain a Strong Credit Culture

During the 4th quarter of 2015, Old National recorded provision expense of $.5 million and had net recoveries of $.5 million. These results compare to $.2 million in provision expense and net recoveries of $.9 million, and a provision expense of $.9 million and net charge-offs of $1.3 million, in the 3rd quarter of 2015 and the 4th quarter of 2014, respectively. Net recoveries for the 4th quarter of 2015 were .03% of average total loans on an annualized basis, compared to net recoveries of .05% of average total loans in the 3rd quarter of 2015 and net charge-offs of .08% of average total loans in the 4th quarter of 2014.

Delinquencies remained low as Old National reported 30+ day delinquent loans of .31% in the 4th quarter compared to .41% in the 3rd quarter of 2015. Old National’s 90+ day delinquent loans for the 4th quarter were .01% compared to .01% in the 3rd quarter of 2015.

For the full year of 2015, Old National reported net recoveries of $1.5 million, or .02% of average total loans, and recorded provision expense of $2.9 million. This compares to the full year of 2014 with net charge-offs of $2.4 million, or .04% of average total loans, and provision expense of $3.1 million.

Old National’s allowance for loan losses at December 31, 2015, was $52.2 million, or .75% of total loans, compared to an allowance of $51.2 million, or .75% of total loans at September 30, 2015, and $47.8 million, or .76% of total loans, at December 31, 2014. The coverage ratio (allowance to non-performing loans) stood at 36% at December 31, 2015, compared to 33% at September 30, 2015, and 31% at December 31, 2014. Impacting these ratios are the Company’s recent acquisitions in which the loan portfolios were booked at fair value in accordance with ASC 805. Therefore, no allowance for loan losses is recorded on the acquisition date.

The following table presents certain credit quality metrics related to Old National’s loan portfolio:

($ in millions)	4Q15	3Q15	4Q14
Non-Performing Loans (NPLs)	$146.7	$154.8	$153.7
Problem Loans (Including NPLs)	213.3	252.4	250.9
Special Mention Loans	134.3	141.2	199.3
Net Charge-Off(Recoveries) Ratio	(0.03)%	(0.05)%	0.08%
Provision for Loan Losses	$0.5	$0.2	$0.9
Allowance for Loan Losses	52.2	51.2	47.8

Anchor Partnership and 2016 Initiatives

“Our initial integration efforts in Wisconsin have reinforced our belief that not only is Old National entering dynamic markets, but we are doing so with a high quality team,” stated CEO Bob Jones. “This expansion of our footprint will be supported through the continued focus on execution in our current markets, which will continue to be guided by the same strategic initiatives that led to our successful 2015: 1. Continue to grow organic revenue; 2. Improve the operating leverage of the Company; and 3. Prudent use of capital. We believe the partnerships we have closed to date position the franchise in growth markets where our community bank brand and style bode well for our future performance.”

About Old National

Old National Bancorp (NASDAQ: ONB), the holding company of Old National Bank, is the largest financial services holding company headquartered in Indiana and, with $12.0 billion in assets, ranks among the top 100 banking companies in the U.S. Since its founding in Evansville in 1834, Old National Bank has focused on community banking by building long-term, highly valued partnerships with clients. Today, Old National’s footprint includes Indiana, Kentucky and Michigan. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance, one of the 100 largest brokers in the U.S. For more information and financial data, please visit Investor Relations at oldnational.com.

Conference Call

Old National will hold a conference call at 10:00 a.m. Central Time on Monday, February 1, 2016, to discuss 4th quarter and full-year 2015 financial results, strategic developments, and the Company’s financial outlook. The live audio web cast of the call, along with the corresponding presentation slides, will be available on the Company’s Investor Relations web page at oldnational.com and will be archived there for 12 months. A replay of the call will also be available from 7:00 a.m. Central Time on February 2 through February 16. To access the replay, dial 1-855-859-2056, Conference ID Code 24105575.

Use of Non-GAAP Financial Measures

This earnings release contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding Old National’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in this release or the Quarterly Financial Trends supplement to this earnings release, which can be found on Investor Relations at oldnational.com.

Table 1: Non-GAAP Reconciliation-Operational Noninterest Expenses

($ in millions)	4Q15	3Q15
Total Noninterest Expenses As Reported	$102.5	$102.6
Anticipated Settlement of Previously Disclosed Overdraft Litigation	(4.8)	—
Branch Consolidation/Divestiture, Integration and Severance Charges	(2.4)	(2.0)
Operational Noninterest Expenses	$95.3	$100.6

Table 2: Non-GAAP Reconciliation-Adjusted Net Income

($ in millions, shares in 000s)	Reported 4Q15	Adjustments	Adjusted 4Q15
Total Revenues (FTE Basis)	$151.7	$(11.1)	$140.6
Less: Provision for Loan Losses	(0.5)	—	(0.5)
Less: Noninterest Expenses	(102.5)	7.2	(95.3)
Income before Income Taxes	$48.7	$(3.9)	$44.8
Income Taxes	(16.7)	1.3	(15.4)
Net Income	$32.0	$(2.6)	$29.4
Average Shares Outstanding	114,716	—	114,716
Earnings Per Share	$0.27	$(0.02)	$0.25

Forward-Looking Statement

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this press release, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.

Additional Information About the Old National Bancorp/Anchor BanCorp Wisconsin Inc. Transaction

Communications in this press release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

TABLE 3	Financial Highlights
($ and shares in thousands, except per share data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
Income Statement
Net interest income	$85,922	$97,104	$90,043	$366,116	$366,370
Provision for loan losses	484	167	869	2,923	3,097
Noninterest income	60,614	59,744	50,495	230,632	165,129
Net income	31,985	37,669	29,250	116,716	103,667

Per Common Share Data (Diluted)
Net income available to common shareholders	$0.27	$0.33	$0.25	$1.00	$0.95
Average diluted shares outstanding	114,716	115,153	116,592	116,255	108,365
Book value	13.05	12.89	12.54	13.05	12.54
Stock price	13.56	13.93	14.88	13.56	14.88
Dividend payout ratio	43%	36%	44%	48%	46%
Tangible common book value (1)	7.62	7.45	7.67	7.62	7.67

Performance Ratios
Return on average assets	1.07%	1.26%	1.03%	0.98%	0.99%
Return on average common equity	8.63%	10.27%	8.06%	7.88%	7.91%
Net interest margin (FTE)	3.50%	3.94%	3.83%	3.72%	4.22%
Efficiency ratio (2)	66.42%	61.97%	69.54%	68.65%	70.03%
Net charge-offs (recoveries) to average loans	-0.03%	-0.05%	0.08%	-0.02%	0.04%
Allowance for loan losses to ending loans	0.75%	0.75%	0.76%	0.75%	0.76%
Non-performing loans to ending loans	2.11%	2.26%	2.43%	2.11%	2.43%

Balance Sheet
Total loans	$6,948,405	$6,847,898	$6,318,201	$6,948,405	$6,318,201
Total assets	11,991,527	11,913,786	11,646,051	11,991,527	11,646,051
Total deposits	8,400,860	8,621,325	8,490,664	8,400,860	8,490,664
Total borrowed funds	1,920,246	1,593,843	1,469,911	1,920,246	1,469,911
Total shareholders’ equity	1,491,170	1,476,002	1,465,764	1,491,170	1,465,764

Capital Ratios (1)
Risk-based capital ratios (EOP):
Tier 1 common equity	12.1%	12.1%	N/A	12.1%	N/A
Tier 1	12.6%	12.5%	12.9%	12.6%	12.9%
Total	13.3%	13.2%	13.6%	13.3%	13.6%
Leverage ratio (to average assets)	8.5%	8.4%	8.8%	8.5%	8.8%

Total equity to assets (averages)	12.42%	12.30%	12.79%	12.42%	12.57%
Tangible common equity to tangible assets	7.66%	7.56%	8.09%	7.66%	8.09%

Nonfinancial Data
Full-time equivalent employees	2,652	2,675	2,938	2,652	2,938
Number of branches	160	164	195	160	195

(1)	See non-GAAP measures on Table 9.
(2)	Efficiency ratio is defined as noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions. This presentation excludes intangible amortization and net securities gains, as is common in other company releases, and better aligns with true operating performance.

FTE - Fully taxable equivalent basis	EOP - End of period actual balances	N/A - Not applicable

TABLE 4	Income Statement
($ and shares in thousands, except per share data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
Interest income	$94,960	$105,671	$97,318	$399,189	$389,729
Less: interest expense	9,038	8,567	7,275	33,073	23,359

Net interest income	85,922	97,104	90,043	366,116	366,370

Wealth management fees	8,142	8,290	8,251	34,395	28,737
Service charges on deposit accounts	10,039	11,010	11,997	43,372	47,433
Debit card and ATM fees	3,646	3,887	6,818	21,340	25,835
Mortgage banking revenue	2,145	3,170	2,390	12,540	6,017
Insurance premiums and commissions	10,491	9,938	9,932	42,714	41,466
Investment product fees	4,375	4,427	4,467	17,924	17,136
Company-owned life insurance	2,064	2,195	1,982	8,604	6,924
Change in Indemnification Asset	57	(6,582)	(6,246)	(9,034)	(43,162)
Other income	17,958	22,477	5,963	52,851	24,650

Total fees, service charges and other revenue	58,917	58,812	45,554	224,706	155,036

Gains (losses) on sales of securities (1)	1,662	861	4,869	5,718	9,730
Gains (losses) on derivatives	35	71	72	208	363

Total noninterest income	60,614	59,744	50,495	230,632	165,129

Total revenues	146,536	156,848	140,538	596,748	531,499

Salaries and employee benefits	56,782	58,151	58,237	243,875	219,301
Occupancy	11,796	13,009	12,722	53,239	49,099
Equipment	2,856	2,977	2,933	13,183	12,453
Marketing	1,769	2,727	2,590	10,410	9,591
Data processing	6,020	6,622	6,918	27,309	25,382
Communication	2,106	2,301	2,907	9,586	10,476
Professional fees	2,808	2,435	3,733	11,756	16,390
Loan expenses	1,811	1,420	1,696	6,373	6,107
Supplies	565	445	688	2,275	2,958
FDIC assessment	1,913	1,733	1,704	7,503	6,261
Other real estate owned expense	482	584	330	2,703	3,101
Intangible amortization	2,816	2,872	2,761	11,746	9,120
Other expense	10,745	7,341	2,897	30,974	16,199

Total noninterest expense	102,469	102,617	100,116	430,932	386,438

Provision for loan losses	484	167	869	2,923	3,097

Income before income taxes	43,583	54,064	39,552	162,893	141,964
Total taxes	11,598	16,395	10,302	46,177	38,297

Net income	$31,985	$37,669	$29,250	$116,716	$103,667

Diluted Earnings Per Share
Net income	$0.27	$0.33	$0.25	$1.00	$0.95

Average Common Shares Outstanding
Basic	114,103	114,590	115,924	115,726	107,818
Diluted	114,716	115,153	116,592	116,255	108,365

Common shares outstanding (EOP)	114,297	114,523	116,847	114,297	116,847

(1)	Includes $0.1 million other-than-temporary impairment (OTTI) in the twelve months ended December 31, 2014.

TABLE 5	Balance Sheet (EOP) ($ in thousands)

	December 31,	September 30,	December 31,
	2015	2015	2014
Assets
Federal Reserve Bank account	$125,724	$10,901	$19,954
Money market investments	2,783	4,590	12,138
Investments:
Treasury and government sponsored agencies	768,564	797,713	868,324
Mortgage-backed securities	1,082,403	1,154,134	1,265,310
States and political subdivisions	1,100,501	1,079,678	967,740
Other securities	428,951	429,392	445,567

Total investments	3,380,419	3,460,917	3,546,941

Loans held for sale	13,810	18,783	213,490
Loans:
Commercial	1,804,615	1,740,394	1,629,600
Commercial and agriculture real estate	1,847,821	1,845,889	1,711,110
Consumer:
Home equity	359,954	362,055	360,320
Other consumer loans	1,183,814	1,145,232	950,307

Subtotal of commercial and consumer loans	5,196,204	5,093,570	4,651,337
Residential real estate	1,644,614	1,640,289	1,519,156
Covered loans	107,587	114,039	147,708

Total loans	6,948,405	6,847,898	6,318,201

Total earning assets	10,471,141	10,343,089	10,110,724

Allowance for loan losses	(52,233)	(51,226)	(47,849)
Nonearning Assets:
Cash and due from banks	91,311	157,919	207,871
Premises and equipment	196,676	130,341	135,892
Goodwill and intangible assets	619,942	622,758	569,539
Company-owned life insurance	341,294	339,352	325,617
FDIC Indemnification Asset	9,030	8,905	20,603
Other real estate owned	12,498	13,705	16,362
Other assets	301,868	348,943	307,292

Total nonearning assets	1,572,619	1,621,923	1,583,176

Total assets	$11,991,527	$11,913,786	$11,646,051

Liabilities and Equity
Noninterest-bearing demand deposits	$2,488,855	$2,388,854	$2,427,748
NOW accounts	2,133,536	2,001,077	2,176,879
Savings accounts	2,201,352	2,201,066	2,222,557
Money market accounts	577,050	1,043,135	574,462
Other time deposits	901,352	926,981	1,052,508

Total core deposits	8,302,145	8,561,113	8,454,154
Brokered CD’s	98,715	60,212	36,510

Total deposits	8,400,860	8,621,325	8,490,664

Short-term borrowings	628,499	474,894	551,309
Other borrowings	1,291,747	1,118,949	918,603

Total borrowed funds	1,920,246	1,593,843	1,469,911
Accrued expenses and other liabilities	179,251	222,616	219,712

Total liabilities	10,500,357	10,437,784	10,180,287

Common stock, surplus, and retained earnings	1,525,967	1,510,382	1,497,319
Other comprehensive income	(34,797)	(34,380)	(31,555)

Total shareholders’ equity	1,491,170	1,476,002	1,465,764

Total liabilities and shareholders’ equity	$11,991,527	$11,913,786	$11,646,051

EOP - End of period actual balances

TABLE 6	Average Balance Sheet and Interest Rates
($ in thousands)

	Three Months Ended			Three Months Ended			Three Months Ended
	December 31, 2015			September 30, 2015			December 31, 2014
	Average Balance	Income (1)/ Expense	Yield/ Rate	Average Balance	Income (1)/ Expense	Yield/ Rate	Average Balance	Income (1)/ Expense	Yield/ Rate
Earning Assets:
Fed Funds sold, resell agr, Fed Reserve Bank account, and money market	$94,660	$29	0.12%	$33,215	$4	0.05%	$21,398	$20	0.38%
Investments:
Treasury and gov’t sponsored agencies	770,472	3,658	1.90%	820,424	3,926	1.91%	839,774	4,171	1.99%
Mortgage-backed securities	1,134,521	5,356	1.89%	1,123,701	5,179	1.84%	1,255,051	5,297	1.69%
States and political subdivisions	1,088,917	12,935	4.75%	1,052,494	12,610	4.79%	908,662	11,325	4.99%
Other securities	431,541	2,635	2.44%	440,588	2,773	2.52%	433,442	2,766	2.54%

Total investments	3,425,451	24,584	2.87%	3,437,207	24,488	2.85%	3,436,929	23,558	2.73%

Loans:
Commercial (2)	1,773,804	16,861	3.72%	1,765,028	20,106	4.46%	1,661,863	18,919	4.45%
Commercial and agriculture real estate (2)	1,860,536	27,496	5.78%	1,873,068	34,303	7.23%	1,737,031	29,566	6.66%
Consumer:
Home equity (2)	424,013	4,218	3.95%	433,517	4,230	3.87%	423,370	3,501	3.28%
Other consumer loans (2)	1,160,652	9,747	3.33%	1,140,330	9,976	3.47%	965,511	9,467	3.89%

Subtotal commercial and consumer loans	5,219,005	58,322	4.43%	5,195,768	68,615	5.24%	4,787,775	61,453	5.09%
Residential real estate loans (2)	1,675,707	17,188	4.10%	1,698,501	17,529	4.13%	1,612,419	16,611	4.10%

Total loans (2)	6,894,712	75,510	4.32%	6,894,269	86,144	4.92%	6,400,194	78,064	4.81%

Total earning assets	$10,414,823	$100,123	3.80%	$10,364,691	$110,636	4.22%	$9,858,522	$101,642	4.09%

Interest-bearing Liabilities:
NOW accounts	$2,063,815	$289	0.06%	$2,099,658	$148	0.03%	$2,190,919	$184	0.03%
Savings accounts	2,207,640	784	0.14%	2,278,466	797	0.14%	2,204,138	751	0.14%
Money market accounts	828,501	263	0.13%	607,060	104	0.07%	557,842	72	0.05%
Other time deposits	909,985	2,123	0.93%	973,729	2,351	0.96%	1,048,183	2,331	0.88%

Total interest-bearing deposits	6,009,941	3,459	0.23%	5,958,913	3,401	0.23%	6,001,083	3,338	0.22%
Brokered CD’s	80,951	141	0.69%	43,201	74	0.68%	38,004	43	0.45%

Total interest-bearing deposits and CD’s	6,090,892	3,600	0.23%	6,002,114	3,474	0.23%	6,039,087	3,381	0.22%

Short-term borrowings	479,760	144	0.12%	527,368	140	0.11%	437,388	84	0.08%
Other borrowings	1,196,166	5,294	1.75%	1,230,541	4,952	1.59%	827,658	3,811	1.81%

Total borrowed funds	1,675,926	5,438	1.29%	1,757,909	5,092	1.15%	1,265,047	3,895	1.19%

Total interest-bearing liabilities	$7,766,818	$9,038	0.46%	$7,760,023	$8,567	0.44%	$7,304,134	$7,276	0.40%

Net interest rate spread			3.34%			3.78%			3.69%

Net interest margin (FTE)			3.50%			3.94%			3.83%

FTE adjustment		$5,163			$4,965			$4,324

(1)	Interest income is reflected on a fully taxable equivalent basis (FTE).
(2)	Includes loans held for sale.

TABLE 7	Average Balance Sheet and Interest Rates
($ in Thousands)

	Twelve Months Ended December 31, 2015			Twelve Months Ended December 31, 2014
	Average Balance	Income (1)/ Expense	Yield/ Rate	Average Balance	Income (1)/ Expense	Yield/ Rate
Earning Assets:
Fed Funds sold, resell agr, Fed Reserve Bank account, and money market	$43,383	$47	0.11%	$20,148	$42	0.21%
Investments:
Treasury and gov’t sponsored agencies	829,728	16,080	1.94%	760,566	15,612	2.05%
Mortgage-backed securities	1,137,565	20,645	1.81%	1,281,412	23,130	1.81%
States and political subdivisions	1,023,983	49,162	4.80%	889,343	45,112	5.07%
Other securities	444,520	10,903	2.45%	418,714	11,322	2.70%

Total investments	3,435,796	96,790	2.82%	3,350,035	95,176	2.84%

Loans:
Commercial (2)	1,754,141	75,900	4.33%	1,527,436	70,471	4.61%
Commercial and agriculture real estate (2)	1,862,055	118,237	6.35%	1,474,136	130,780	8.87%
Consumer:
Home equity (2)	439,657	17,480	3.98%	374,320	15,281	4.08%
Other consumer loans (2)	1,115,430	39,370	3.53%	839,571	34,074	4.06%

Subtotal commercial and consumer loans	5,170,591	250,987	4.85%	4,215,463	250,606	5.94%
Residential real estate loans (2)	1,712,636	70,908	4.14%	1,497,122	60,904	4.07%

Total loans (2)	6,883,919	321,895	4.68%	5,712,585	311,510	5.45%

Total earning assets	$10,363,098	$418,732	4.04%	$9,082,768	$406,728	4.48%

Interest-bearing Liabilities:
NOW accounts	$2,160,019	$758	0.04%	$1,989,794	$595	0.03%
Savings accounts	2,299,357	3,199	0.14%	2,104,076	2,875	0.14%
Money market accounts	677,414	577	0.09%	490,247	250	0.05%
Other time deposits	1,001,436	9,270	0.93%	996,405	9,453	0.91%

Total interest-bearing deposits	6,138,226	13,804	0.23%	5,580,522	13,173	0.24%
Brokered CD’s	62,346	364	0.58%	27,973	153	0.55%

Total interest-bearing deposits and CD’s	6,200,572	14,168	0.23%	5,608,494	13,326	0.24%

Short-term borrowings	482,241	493	0.10%	404,919	310	0.08%
Other borrowings	1,061,681	18,412	1.73%	753,358	9,723	1.29%

Total borrowed funds	1,543,922	18,905	1.22%	1,158,277	10,033	0.86%

Total interest-bearing liabilities	$7,744,494	$33,073	0.43%	$6,766,771	$23,359	0.35%

Net interest rate spread			3.61%			4.12%

Net interest margin (FTE)			3.72%			4.22%

FTE adjustment		$19,543			$16,999

(1)	Interest income is reflected on a fully taxable equivalent basis (FTE).
(2)	Includes loans held for sale.

TABLE 8	Asset Quality (EOP)
($ in thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Beginning allowance for loan losses	$51,226	$50,191	$48,279	$47,849	$47,145

Provision for loan losses	484	167	869	2,923	3,097

Gross charge-offs	(3,499)	(2,468)	(3,524)	(10,818)	(11,216)
Gross recoveries	4,022	3,336	2,225	12,279	8,823

Net (charge-offs) recoveries	523	869	(1,298)	1,461	(2,393)

Ending allowance for loan losses	$52,233	$51,226	$47,849	$52,233	$47,849

Net charge-offs (recoveries) / average loans (1)	-0.03%	-0.05%	0.08%	-0.02%	0.04%

Average loans outstanding (1)	$6,891,197	$6,791,601	$6,387,085	$6,756,135	$5,703,294

EOP loans outstanding (1)	$6,948,405	$6,847,898	$6,318,201	$6,948,405	$6,318,201

Allowance for loan loss / EOP loans (1)	0.75%	0.75%	0.76%	0.75%	0.76%

Underperforming Assets:
Loans 90 Days and over (still accruing)	$916	$575	$457	$916	$457

Non-performing loans:
Nonaccrual loans (2)	132,373	140,666	140,860	132,373	140,860
Renegotiated loans	14,285	14,121	12,858	14,285	12,858

Total non-performing loans	146,658	154,787	153,718	146,658	153,718

Foreclosed properties	12,498	13,705	16,362	12,498	16,362

Total underperforming assets	$160,072	$169,067	$170,537	$160,072	$170,537

Classified loans - “problem loans”	$213,294	$252,397	$250,899	$213,294	$250,899
Other classified assets	6,857	22,111	26,479	6,857	26,479
Criticized loans - “special mention loans”	134,347	141,187	199,334	134,347	199,334

Total classified and criticized assets	$354,498	$415,695	$476,712	$354,498	$476,712

Non-performing loans / EOP loans (1)	2.11%	2.26%	2.43%	2.11%	2.43%

Allowance to non-performing loans (3)	36%	33%	31%	36%	31%

Under-performing assets / EOP loans (1)	2.30%	2.47%	2.70%	2.30%	2.70%

EOP total assets	$11,991,527	$11,913,786	$11,646,051	$11,991,527	$11,646,051

Under-performing assets / EOP assets	1.33%	1.42%	1.46%	1.33%	1.46%

EOP - End of period actual balances

(1)	Excludes loans held for sale.
(2)	Includes renegotiated loans totaling $30.0 million at December 31, 2015, $38.6 million at September 30, 2015, and $22.1 million at December 31, 2014.
(3)	Includes acquired loans that were recorded at fair value in accordance with ASC 805 at the date of acquisition. As such, the credit risk was incorporated in the fair value recorded and no allowance for loan losses was recorded on the acquisition date.

TABLE 9	Non-GAAP Measures
($ in thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Actual EOP Balances
GAAP shareholders’ equity	$1,491,170	$1,476,002	$1,465,764	$1,491,170	$1,465,764

Deduct:
Goodwill	584,634	584,634	530,845	584,634	530,845
Intangibles	35,308	38,124	38,694	35,308	38,694

	619,942	622,758	569,539	619,942	569,539

Tangible shareholders’ equity	$871,228	$853,244	$896,225	$871,228	$896,225

Actual EOP Balances
GAAP assets	$11,991,527	$11,913,786	$11,646,051	$11,991,527	$11,646,051

Add:
Trust overdrafts	29	127	227	29	227

Deduct:
Goodwill	584,634	584,634	530,845	584,634	530,845
Intangibles	35,308	38,124	38,694	35,308	38,694

	619,942	622,758	569,539	619,942	569,539

Tangible Assets	$11,371,614	$11,291,155	$11,076,739	$11,371,614	$11,076,739

Risk weighted assets	7,718,065	7,597,349	7,334,027	7,718,065	7,334,027

Actual EOP Balances
GAAP net income	$31,985	$37,669	$29,250	$116,716	$103,667

Add:
Intangible amortization (net of tax)	2,545	2,596	2,461	10,593	7,797

Tangible net income	$34,530	$40,265	$31,711	$127,309	$111,464

Tangible Ratios
Return on tangible common equity	15.85%	18.88%	14.15%	14.61%	12.44%
Return on tangible assets	1.21%	1.43%	1.15%	1.12%	1.01%
Tangible common equity to tangible assets	7.66%	7.56%	8.09%	7.66%	8.09%
Tangible common equity to risk weighted assets	11.29%	11.23%	12.22%	11.29%	12.22%
Tangible common book value (1)	7.62	7.45	7.67	7.62	7.67

Tangible common equity presentation includes other comprehensive income as is common in other company releases.

(1) Tangible common shareholders’ equity divided by common shares issued and outstanding at period-end.
Tier 1 capital	$968,772	$950,915	$944,649	$968,772	$944,649

Deduct:
Trust Preferred Securities	45,000	45,000	45,000	45,000	45,000
Additional Tier 1 capital deductions	(10,725)	(11,392)	—	(10,725)	—

	34,275	33,608	45,000	34,275	45,000

Tier 1 common equity	$934,497	$917,307	$899,649	$934,497	$899,649

Risk weighted assets	7,718,065	7,597,349	7,334,027	7,718,065	7,334,027

Tier 1 common equity to risk weighted assets	12.11%	12.07%	12.27%	12.11%	12.27%